RELIANCE Natural Resources
Anil Dhirubhai Ambani Group



10016482

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

October 21, 2010

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 21, 2010 forwarding therewith the shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended September 30, 2010.

Copies of the above letters are enclosed for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl: As above

10/26

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

October 21, 2010

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir

Sub.: Shareholding Pattern for the quarter ended September 30, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended September 30, 2010.

Kindly take on record.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

October 21, 2010

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub.: Shareholding Pattern for the quarter ended September 30, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended September 30, 2010.

Kindly take on record.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : BSE 532709 | Name of the Scrip : RNRL | Class of Security : EQUITY

Quarter ended as on 30th September, 2010

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	No of Shares Pledged	As a percentage of (A+B+C)
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX=VIII/IV*100)
(A)	Shareholding of Promoter and Promoter Group							
(1)	Indian							
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.54	0.54	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	22	886763053	886741550	54.47	54.30	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	33	895608142	895586539	55.01	54.84	0	0.00
(2)	Foreign						N/A	N/A
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00	0	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	33	895608142	895586539	55.01	54.84		
(B)	Public Shareholding							
(1)	Institutions						N/A	N/A
(a)	Mutual Funds /UTI	171	1877656	1450791	0.12	0.11	-	-
(b)	Financial Institutions/Banks	364	1406790	1284676	0.09	0.09	-	-
(c)	Central Government/State Governments	62	985735	62556	0.06	0.06	-	-
(d)	Venture Capital Funds	0	0	0	0.00	0.00	-	-
(e)	Insurance Companies	13	34202853	34199724	2.10	2.09	-	-
(f)	Foreign Institutional Investors	394	90057879	89935119	5.53	5.51	-	-
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	-	-
(h)	Any Other (Specify)	0	0	0	0.00	0.00	-	-
	Sub -Total (B)(1)	1004	128530913	126932866	7.89	7.87		
(2)	Non-Institutions						N/A	N/A
(a)	Bodies Corporate	8223	76079174	75412439	4.67	4.66	-	-
(b)	Individuals							
i.	Individual shareholders holding nominal share capital up to Rs 1 Lakh.	2518238	479236881	436203989	29.44	29.34	-	-
ii.	Individual shareholders holding nominal share capital in excess of Rs 1 Lakh.	486	29022627	28509016	1.78	1.78	-	-
(c)	Any Other (Specify)	0	0	0	0.00	0.00	-	-
1	NRIs/OCBs	19768	19595835	15920574	1.20	1.20	-	-
	Sub -Total (B)(2)	2546715	603934517	556046018	37.10	36.98	-	-
	Total Public Shareholding B=(B)(1)+(B)(2)	2547719	732465430	682978884	44.99	44.85	-	-
	TOTAL (A) +(B)	2547752	1628073572	1578565423	100.00	99.69	0	0.00
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5056850	5056850	0.00	0.31	N/A	N/A
	GRAND TOTAL (A)+(B)+(C)	2547753	1633130422	1583622273	100.00	100.00	0	0.00

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No (I)	Name of the shareholder (II)	Total shares held: Number (III)	Total shares held: As a % of grand total (A)+(B)+(C) (IV)	Shares Pledged or otherwise encumbered: Number (V)	Shares Pledged or otherwise encumbered: As a % (VI) = (V)/(III)*100	Shares Pledged or otherwise encumbered: As a % of grand total (A)+(B)+(C) of Sub-clause (I) (a) (VII)
1	AAA Power Systems (Global) Private Limited	85 82 41 254	52.55	0	0.00	0.00
2	Reliance Capital Limited	1 64 92 758	1.01	0	0.00	0.00
3	Reliance Innoventures Private Limited	1 15 29 001	0.71	0	0.00	0.00
4	Sonata Investments Limited	5 00 000	0.03	0	0.00	0.00
5	Hansdhwani Trading Company Pvt Ltd	40	0.00	0	0.00	0.00
6	Anil D Ambani	18 59 171	0.11	0	0.00	0.00
7	Jaianmol A. Ambani	16 69 759	0.10	0	0.00	0.00
8	Jaianshul A. Ambani	100	0.00	0	0.00	0.00
9	Kokila D. Ambani	36 65 227	0.22	0	0.00	0.00
10	Tina A Ambani	16 50 832	0.10	0	0.00	0.00
	TOTAL	89 56 08 142	54.84	0	0.00	0.00

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	23189643	1.42
	TOTAL	23189643	1.42

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00
	TOTAL		0	0.00

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	25 28 425	50 56 850	0.31
	TOTAL		50 56 850	0.31

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil	Nil	0	0.00
	TOTAL		0	0.00

III (a) **Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the issuer**

Not Applicable